SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
March 15, 2005

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400	**90071**
Los Angeles, California	(Zip Code)
(Address of principal executive offices)	

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This report on Form 8-K/A amends the report on Form 8-K of Maguire Properties, Inc. (the "Company"), dated March 15, 2005, to provide supplemental acquisition of assets information to such Form 8-K under Item 2.01 and to provide certain financial information required by Item 9.01 in connection with the acquisition of the CommonWealth properties portfolio of ten properties and three separate land parcels by Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of the Company, completed on March 15, 2005.

Table of Contents

Section 2   **Financial Information**

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

The ten properties and three separate land parcels (the "Acquisition Properties"), acquired from Fifth Street Properties, LLC, an affiliate of CommonWealth Partners, LLC, are all located in multiple sub-markets in the states of California, Arizona, Colorado and Texas. The Acquisition Properties portfolio totals 4,986,763 rentable square feet of office and incidental retail space, combined on- and off-site parking of approximately 3.0 million square feet accommodating up to 10,851 vehicles under monthly contracts and developable land that management believes can support approximately 1,529,000 additional square feet of office improvements, including incidental retail. The purchase price for the Acquisition Properties was approximately $1.51 billion, including the assumption of $155.0 million of debt at 777 Tower. As of March 31, 2005, the projects are approximately 86.4% leased.

Acquisition Properties Portfolio

The following table summarizes the Acquisition Properties portfolio as of March 31, 2005:

Property	Location	Number of Buildings	Number of Tenants	Square Feet	Percentage of Net Rentable Square Feet	Percentage Leased	Annualized Rent [1]	Percentage of Total Annualized Rent	Annualized Rent per Leased Square Feet[2]
Wells Fargo Center - Denver	Denver, CO	1	33	1,200,208	24.1%	83.8%	$17,222,717	22.2%	$ 17.12
777 Tower	Los Angeles, CA	1	32	1,005,449	20.2%	90.1%	15,176,314	19.6%	16.76
Pacific Arts Plaza	Costa Mesa, CA	8	48	843,624	16.9%	85.2%	14,924,998	19.3%	20.77
One Renaissance Square [3][4]	Phoenix, AZ	1	28	491,623	9.9%	90.8%	6,842,812	8.8%	15.33
Regents Square I & II	San Diego, CA	3	56	307,454	6.2%	86.0%	6,024,478	7.8%	22.79
801 North Brand [3]	Glendale, CA	1	29	275,580	5.5%	81.2%	4,216,623	5.4%	18.85
Wateridge Plaza	San Diego, CA	3	4	267,784	5.4%	90.7%	3,995,690	5.2%	16.45
Austin Research Park I & II [3][4]	Austin, TX	2	9	271,882	5.4%	88.0%	3,766,068	4.9%	15.74
Mission City Corporate Center	San Diego, CA	3	15	190,742	3.8%	86.1%	3,472,859	4.5%	21.15
700 North Central [3]	Glendale, CA	1	19	132,417	2.6%	73.9%	1,808,831	2.3%	18.49
Total		24	273	4,986,763	100.0%	86.4%	$77,451,390	100.0%	$ 17.98

_____

(1)   Annualized rent represents the annualized monthly contractual rent under existing leases as of March 31, 2005. This amount reflects total base rent before any one-time or non-recurring rent abatements, but after annually recurring rent credits, and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(2)   Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square feet under lease as of the same date.

(3)   These properties were acquired with the intent to sell and are currently "held for sale."

(4)   Properties under contract of sale.

Developable Land	Location	Estimated Developable Square Feet
755 Figueroa	Los Angeles, CA	840,000
Pacific Arts Plaza	Costa Mesa, CA	400,000
200 Burchett	Glendale, CA	187,000
Mission City Corporate Center [1]	San Diego, CA	102,000
Total		1,529,000

_____

(1)   Constituting entitlements to develop a portion of the Mission City Corporate Center Property.

Garage Properties	Vehicle Capacity	Vehicles Under Monthly Contract	Percentage of Vehicle Capacity Under Monthly Contract	Square Feet
On-Site Parking	8,812	7,433	84.4%	2,385,211
Off-Site Garages	2,039	1,340	65.7%	635,323
Total/Weighted Average	10,851	8,773	80.8%	3,020,534

Tenant Information

The Acquisition Properties portfolio consist of 24 buildings currently leased to 273 tenants. The following table sets forth information regarding the largest tenants in the Acquisition Properties portfolio based on annualized rent as of March 31, 2005:

Tenant	Location	Annualized Rent [1]	Percentage of Total Annualized Rent	Total Leased Square Feet	Percentage of Aggregate Leased Square Feet	Weighted Average Remaining Lease Term in Months
Wells Fargo Bank	Wells Fargo Center - Denver	$ 6,871,840	8.9%	406,782	9.4%	90
Ditech Funding Corp.	Pacific Arts Plaza	4,113,822	5.3%	170,518	3.9%	37
Holme Roberts & Owen	Wells Fargo Center - Denver	2,960,940	3.8%	123,116	2.8%	69
Cardinal Health, Inc.	Wateridge Plaza	2,914,275	3.8%	184,881	4.3%	11
Rutan & Tucker	Pacific Arts Plaza	2,587,732	3.3%	100,088	2.3%	53
Quarles & Brady Streich Lang	One Renaissance Square [2] [3]	2,433,133	3.1%	159,693	3.7%	121
Charles Schwab & Co.	Austin Research Park I & II	2,224,184	2.9%	115,542	2.7%	84
Marsh U.S.A., Inc.	777 Tower	2,188,865	2.8%	166,535	3.9%	157

(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of March 31, 2005, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.

(2) Properties "held for sale."

(3) Property under contract of sale.

2

Lease Expirations [1]

The following table presents scheduled lease expirations for leases in place in the Acquisition Properties portfolio as of March 31, 2005. The weighted average remaining lease term for Acquisition Properties leases was 5.6 years.

Year	Number of Leases	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent [2]	Percentage of Annualized Rent	Current Rent per Square Foot [2]	Rent per Square Foot at Expiration [3]
Available		678,018	13.6%				
2005	57	270,181	5.4%	$ 4,255,705	5.5%	$ 15.75	$ 15.70
2006	30	379,030	7.6%	6,390,575	8.3%	16.86	16.98
2007	36	314,338	6.3%	5,808,586	7.5%	18.48	19.52
2008	46	508,495	10.2%	10,946,656	14.1%	21.53	23.15
2009	44	498,435	10.0%	9,527,995	12.3%	19.12	22.40
2010	28	572,625	11.5%	11,375,352	14.7%	19.87	21.71
2011	12	149,514	3.0%	3,188,284	4.1%	21.32	23.61
2012	6	296,886	5.9%	5,227,385	6.7%	17.61	21.78
2013	8	595,068	11.9%	9,741,935	12.6%	16.37	18.37
2014	8	192,088	3.9%	2,857,699	3.7%	14.88	19.79
Thereafter	7	532,085	10.7%	8,131,218	10.5%	15.28	24.24
Total	282	4,986,763	100.0%	$ 77,451,390	100.0%	$ 17.98	$ 21.10

_____

(1) Includes properties "held for sale" and under contract of sale.

(2) Current rent per leased square foot represents current base rent, divided by the total square feet under lease as of the same date.

(3) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

3

Debt

Upon acquisition of the Acquisition Properties portfolio, we assumed $155.0 million of existing debt from the seller, obtained approximately $917.2 million fixed rate mortgage debt, approximately $104.9 million variable rate mortgage debt and a $450.0 million variable rate term loan. A summary of the outstanding indebtedness related to the Acquisition Properties portfolio is as follows (dollars in thousands):

Properties	Interest Rate	Maturity Date	Principal Amount		Annual Debt Service		Balance at Maturity	
Term Loan	LIBOR + 1.75%	03/15/10	$	450,000	$	21,079	$	428,625
Wateridge Plaza Mortgage	LIBOR + 2.25%	04/11/07		57,880		3,005		57,880
Wateridge Plaza Mezzanine	LIBOR + 2.25%	04/11/07		5,000		260		5,000
777 Tower Mortgage [1]	LIBOR + 0.90%	10/10/09		40,000		1,533		40,000
Austin Research Park I & II Mortgage [2] [3]	LIBOR + 2.0%	4/11/2007		37,000		1,827		37,000
Austin Research Park I & II Mezzanine [2] [3]	LIBOR + 2.0%	4/11/2007		5,000		247		5,000
Variable Rate Debt				594,880		27,951		573,505
Wells Fargo Center Mortgage	5.26%	04/06/15		285,000		15,199		285,000
Pacific Arts Plaza Mortgage	5.15%	04/01/12		270,000		14,098		270,000
777 Tower Mortgage [1]	4.81%	10/10/09		115,000		5,608		115,000
Regents Square I & II Mortgage	5.13%	04/01/12		103,600		5,388		103,600
One Renaissance Square Mortgage [2] [3]	5.13%	4/1/2012		103,600		5,388		103,600
801 North Brand Mortgage [2]	5.73%	4/6/2015		75,540		4,389		75,540
Mission City Corporate Center Mortgage	5.09%	04/01/12		52,000		2,684		52,000
700 North Central Mortgage [2]	5.73%	4/6/2015		27,460		1,595		27,460
Fixed Rate Debt				1,032,200		54,349		1,032,200
Total Debt Related to the Acquisition Properties Portfolio			$	1,627,080	$	82,300	$	1,605,705

_____

(1) Assumed mortgage from seller. The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, ten-year fixed rate, interest-only loan at 5.84%.

(2) These properties were acquired with the intent to sell and are currently "held for sale."

(3) Relates to properties under contract of sale.

4

Section 9   **Financial Statements and Exhibits**

Item 9.01   **Financial Statements and Exhibits.**

(a)   **Financial Statements Under Rule 3-14 of Regulation S-X**


INDEPENDENT AUDITORS' REPORT


The Board of Directors
Maguire Properties, Inc.:

We have audited the accompanying combined statement of revenues and certain expenses of the Acquisition Properties of Maguire Properties, Inc. (the "Acquisition Properties") as defined in Note 1, for the year ended September 30, 2004. This combined financial statement is the responsibility of the Acquisition Properties' management ("Management"). Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Management's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statement, assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined statement of revenues and certain expenses of the Acquisition Properties was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the combined statement of revenues and certain expenses, for inclusion in Form 8-K of Maguire Properties, Inc. Material amounts that would not be comparable to those resulting from the proposed future operations of the Acquisition Properties have been excluded. This combined financial statement is not intended to be a complete presentation of the Acquisition Properties' combined revenues and expenses.

In our opinion, such combined statement of revenues and certain expenses of the Acquisition Properties presents fairly, in all material respects, the revenues and certain expenses as described in Note 1, of the Acquisition Properties for the year ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP


Los Angeles, California
March 25, 2005


5


COMMONWEALTH PORTFOLIO (ACQUISITION PROPERTIES)
COMBINED STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

	Period from October 1, 2004 to December 31, 2004	Year Ended September 30, 2004
	(Unaudited)	
Revenues		
Rental revenue	$ 21,757,882	$ 72,228,178
Straight-line rent adjustment	636,655	768,277
Tenant reimbursements	7,230,229	19,134,093
Rental and tenant reimbursements — CommonWealth	143,100	638,071
Parking and other	5,319,393	8,773,359
Total revenues	35,087,259	101,541,978
Certain Expenses		
Rental property operating and maintenance	9,045,719	25,612,300
Property management fees — CommonWealth	875,517	2,797,937
Real estate taxes	2,733,953	8,814,997
General and administrative	200,956	789,919
Interest	1,720,464	690,488
Parking costs	674,929	2,357,663
Total certain expenses	15,251,538	41,063,304
Revenues in Excess of Certain Expenses	$ 19,835,721	$ 60,478,674

See accompanying notes to combined statement of revenues and certain expenses.

6

COMMONWEALTH PORTFOLIO (ACQUISITION PROPERTIES)
NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES
For the Year Ended September 30, 2004 and for the Period from
October 1, 2004 to December 31, 2004 (unaudited)

(1)   Basis Of Presentation

On March 15, 2005, Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of Maguire Properties, Inc. (the "Company"), acquired a number of assets (the "Acquisition Properties") from Fifth Street Properties, LLC ("FSP"), an affiliate of CommonWealth Partners, LLC ("CommonWealth"). The Acquisition Properties are a portfolio of ten Class-A office properties totaling approximately 5.0 million square feet (unaudited) and land and development agreements that can support up to approximately 1.5 million square feet (unaudited) of mixed-use improvements. The purchase price is approximately $1.51 billion, including the assumption of $155.0 million of debt on one of the properties.

The accompanying combined statements of revenues and certain expenses relates to the operations of the Acquisition Properties. The following table describes the composition of the Acquisition Properties:

Operating Property	Rentable Square Feet [1] (Unaudited)	Number of Buildings [1] (Unaudited)	Number of Stories (Unaudited)	Location
Wells Fargo Center - Denver	1,200,208	1	52	Denver, CO
777 Tower*	1,005,449	1	52	Los Angeles, CA
Pacific Arts Plaza	843,624	8	8-15	Costa Mesa, CA
One Renaissance Square	491,623	1	25	Phoenix, AZ
Regents Square I & II	307,454	3	2-11	La Jolla, CA
801 North Brand	275,580	1	13	Glendale, CA
Wateridge Plaza	267,784	3	5-6	San Diego, CA
Austin Research Park I & II	271,882	2	4	Austin, TX
Mission City Corporate Center	190,742	3	3-6	San Diego, CA
700 North Central	132,417	1	8	Glendale, CA
Totals	4,986,763	24		

_____
* The property 777 Tower was acquired by FSP on June 30, 2004.

(1)   As of March 31, 2005.

The accompanying combined statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and, accordingly, are not representative of the actual results of operations of the Acquisition Properties for the period from October 1, 2004 to December 31, 2004 (unaudited) and for the year ended September 30, 2004, due to the exclusion of depreciation, amortization, and certain interest expense relating to debt which will not be assumed with the properties, which may not be comparable to the proposed future operations of the Acquisition Properties.

(2)   Summary of Significant Accounting Policies and Practices

Revenue Recognition — All leases are classified as operating leases with minimum rents, free rent periods (rent holidays), and any other lease inducements recognized on a straight-line basis over the terms of the leases.

COMMONWEALTH PORTFOLIO (ACQUISITION PROPERTIES)
NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES — (Continued)

Tenant reimbursements for real estate taxes, common area maintenance, and other recoverable costs are recognized in the period that the expenses are incurred.

Lease termination fees, which are included in parking and other income in the accompanying combined statement of revenues and certain expenses, are recognized when the related leases are canceled and the landlord has no continuing obligation to provide services to such former tenants. Lease termination fees were approximately $2,891,000 for the year ended September 30, 2004.

Use of Estimates — Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the combined statement of revenues and certain expenses of the Acquisition Properties in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Depreciation and Amortization — Historical depreciation and amortization expense is excluded from the accompanying combined statement of revenues and certain expenses of the Acquisition Properties as such amounts will not be comparable after the Acquisition due to purchase accounting.

Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

Loan costs related to the 777 Tower mortgage were capitalized and are amortized to interest expense over the term of the loan using a method that approximates the effective-interest method. The 777 Tower mortgage is being assumed by Maguire and will continue to encumber the 777 Tower property after the close of the purchase agreement. Deferred leasing commissions and other direct costs associated with the acquisition of tenants were capitalized and are amortized over the term of the lease.

Unaudited Interim Financial Information — The statement of revenues and certain expenses for the period from October 1, 2004 to December 31, 2004 is unaudited. In the opinion of management, such financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

8

COMMONWEALTH PORTFOLIO (ACQUISITION PROPERTIES)
NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES — (Continued)

(3)   Minimum Future Lease Rentals

The Acquisition Properties are subject to various lease agreements with tenants. As of September 30, 2004, the minimum future cash rents receivable under noncancelable operating leases in each of the next five years and thereafter are as follows:

Year Ending September 30

2005	$ 90,721,558
2006	88,669,350
2007	84,063,279
2008	70,449,896
2009	59,202,266
Thereafter	195,218,029
Total future minimum cash flows	$ 588,324,378

The leases also generally require reimbursement of the tenant's proportional share of common area, real estate taxes, and other operating expenses, which are not included in the future minimum amounts above.

(4)   Tenant Concentrations

For the year ended September 30, 2004, rent and tenant reimbursements from one tenant at Wells Fargo Center - Denver represent approximately 10.0 percent of the Acquisition Properties' total rental revenues and tenant reimbursements under leases which expire in 2013.

(5)   Interest Expense

Interest expense in the accompanying statement relates to 777 Tower's mortgage loans of $155.0 million, which are secured by a deed of trust on the property and the assignment of related rents and leases. These mortgage loans will be assumed by the Company as of the acquisition date. The mortgage loans are composed of a $115.0 million note bearing interest at a fixed rate of 4.81 percent per annum and a $40.0 million note bearing interest at one month London InterBank Offered Rate, plus 0.9 percent per annum. The loans require monthly interest only payments, calculated through maturity on October 10, 2009. The fixed rate portion of the notes is prepayable (in its entirety, not partially) on or after October 10, 2006 with a prepayment penalty calculated as the greater of 0.5 percent of principal or a yield maintenance payment. The variable rate portion of the notes is prepayable anytime with a prepayment penalty of 0.5 percent of principal prior to June 30, 2005 and with no penalty thereafter. The interest rate on the variable portion of the mortgage note payable at December 31, 2004 and September 30, 2004 was 3.40 percent and 2.84 percent per annum, respectively.

(6)   Related Party Transactions

Under agreements with FSP, CommonWealth, the general partner of FSP, provides property management, leasing, and development management services to the Acquisition Properties.

CommonWealth is entitled to property management fees calculated based on three percent of the gross cash receipts of the Acquisition Properties, paid on a monthly basis. In addition, CommonWealth is reimbursed for compensation paid to certain of its employees and direct out-of-pocket expenses. For the

9

COMMONWEALTH PORTFOLIO (ACQUISITION PROPERTIES)
NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES — (Continued)

year ended September 30, 2004, CommonWealth earned property management fees under this agreement of $2,797,937 from the Acquisition Properties. In addition, for the year ended September 30, 2004, CommonWealth was reimbursed $1,984,103, from the Acquisition Properties, representing primarily the cost of on-site property management personnel incurred on behalf of the Acquisition Properties. These property management fees and expense reimbursements are included in property management fees —CommonWealth and rental property operating and maintenance.

CommonWealth is a tenant at a majority of the Acquisition Properties as the on-site property manager under leases that expire at various dates ranging from December 31, 2004 to September 30, 2009. For the year ended September 30, 2004, approximately $638,071 of the Acquisition Properties' rental revenues and tenant reimbursements were generated by this tenant.

California Public Employees' Retirement System ("CALPERS") obtains insurance under a master insurance policy that includes all the properties in which CALPERS has an investment and for which CommonWealth performs investment advisory or property management services, including the Acquisition Properties. Property insurance premiums are allocated (by CALPERS) to the Acquisition Properties based on estimated insurable values. Liability insurance premiums are allocated (by CALPERS) to the Acquisition Properties based on relative square footage. The allocated premiums to the Acquisition Properties for the year ended September 30, 2004 is $1,690,901 and is included in rental property operating and maintenance expense in the accompanying financial statement.

(7)   Commitments and Contingencies

The Acquisition Properties are subject to legal claims in the ordinary course of business. Management believes that the ultimate settlement of any existing potential claims would not have a material impact on the Acquisition Properties' revenues and certain expenses.

In connection with the ownership and operation of the real estate projects, the Acquisition Properties may be potentially liable for costs and damages related to environmental matters, including asbestos-containing materials. The Acquisition Properties have not been notified by any governmental authority of any noncompliance, liability, or other claim in connection with any of the properties, and the Acquisition Properties are not aware of any environmental condition with respect to any of the properties that management believes will have a material adverse effect on the Acquisition Properties' revenues and certain expenses.

10

(b)   Unaudited Pro Forma Condensed Consolidated Financial Statements

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 are presented as if the purchase of the Acquisition Properties along with related financing transactions occurred on December 31, 2004 for the pro forma condensed consolidated balance sheet and on January 1, 2004 for the pro forma condensed consolidated statement of operations. Additionally, the pro forma condensed consolidated statements of operations are presented as if the acquisitions of Park Place I on April 14, 2004, Park Place II on July 23, 2004, Washington Mutual Irvine Campus on November 22, 2004 and Lantana Media Campus on December 16, 2004 along with their related financing transactions (collectively referred to as the "2004 Acquisitions") had all occurred as of January 1, 2004.

The pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of the Company, which were filed as part of the Company's annual report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.

The pro forma condensed consolidated financial statements do not purport to represent our financial position or results of operations that would actually have occurred assuming the purchase of the Acquisition Properties along with their related financing transactions and the purchases of the 2004 Acquisitions along with their related financing transactions had all occurred on the dates specified; nor do they purport to project our financial position or results of operations as of any future date or for any future period.

MAGUIRE PROPERTIES, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2004
(Unaudited)
(In thousands)

	Company Historical		Acquisition Properties		Company Pro Forma
			(A)		
Assets					
Investments in real estate, net	$ 2,220,665	$	1,376,927 (B)	$	3,597,592
Cash and cash equivalents including restricted cash	135,618		97,700 (C)		233,318
Rents, deferred rents and other receivables	36,685		—		36,685
Deferred charges, net	168,354		143,741 (D)		
			(1,102) (E)		310,993
Acquired above market leases, net	37,207		13,987 (F)		51,194
Other assets	5,365		761 (G)		6,126
Total assets	$ 2,603,894	$	1,632,014	$	4,235,908
Liabilities and Stockholders' Equity					
Loans payable	$ 1,805,450	$	1,607,080 (H)	$	3,412,530
Acquired lease obligations, net	81,449		22,794 (I)		104,243
Accounts and interest payable and other liabilities	107,430		3,242 (J)		110,672
Total liabilities	1,994,329		1,633,116		3,627,445
Minority interests	72,198		(216) (E)		71,982
Stockholders' equity:					
Preferred stock	100		—		100
Common stock	433		—		433
Additional paid in capital	653,099		—		653,099
Unearned and accrued stock compensation	(5,184)		—		(5,184)
Accumulated deficit and dividends	(119,033)		(886) (E)		(119,919)
Accumulated other comprehensive income, net	7,952		—		7,952
Total stockholders' equity	537,367		(886)		536,481
Total liabilities and stockholders' equity	$ 2,603,894	$	1,632,014	$	4,235,908

See accompanying notes to pro forma condensed consolidated financial statements.

12

MAGUIRE PROPERTIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(Unaudited)
(In thousands except per share data)

	Company Historical	2004 Acquisitions	Acquisition Properties Historical	Pro Forma Adjustments	Company Pro Forma
		(AA)	(EE)	(FF)	
Revenues:					
Rental	$ 324,006	$ 46,083 (BB)	$ 113,744	$ 1,788 (GG)	$ 485,621
Interest and other	2,708	201	—	—	2,909
Total revenues	326,714	46,284	113,744	1,788	488,530
Expenses:					
Property operating expenses	117,465	16,725	44,397	—	178,587
General and administrative and other	20,187	—	—	—	20,187
Depreciation and amortization	86,587	18,197 (CC)	—	46,214 (CC)	150,998
Interest	64,235	13,180 (DD)	2,411	69,455 (HH)	149,281
Loss from early extinguishment of debt	791	—	—	—	791
Total expenses	289,265	48,102	46,808	115,669	499,844
Income (loss) before minority interest	37,449	(1,818)	66,936	(113,881)	(11,314)
Minority interests	(3,982)	—	—	9,700 (II)	5,718
Net income (loss)	33,467	(1,818)	66,936	(104,181)	(5,596)
Less preferred dividends	(17,899)	—	—	—	(17,899)
Net income (loss) available to Common Stockholders	$ 15,568	(1,818)	66,936	(104,181)	$ (23,495)
Basic income (loss) per share	$ 0.37				
Diluted income (loss) per share	$ 0.36				
Weighted average common shares outstanding-basic	42,504,134				
Weighted average common shares outstanding-diluted	42,679,124				
Pro forma basic and diluted loss per share available to Common Stockholders					$ (0.55)
Pro forma weighted average common shares outstanding — basic and diluted					42,504,134

See accompanying notes to pro forma condensed consolidated financial statements.

1.   Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of December 31, 2004 are as follows:

(A)   The purchase price of approximately $1.5 billion for the Acquisition Properties has been allocated on a preliminary basis to the assets acquired and the liabilities assumed. We expect to finalize our purchase price allocation no later than 12 months from the date of acquisition.

(B)   Reflects the purchase of the Acquisition Properties and related direct acquisition costs incurred.

(C)   The change in pro forma cash and cash equivalents as a result of the purchase of the Acquisition Properties is summarized as follows:

Draw on existing revolving credit facility to fund purchase deposit	$ 30,000
Proceeds from mortgage financing	1,022,080
Proceeds from Term Loan	450,000
Draw on new revolving credit facility	20,000
Repayment of existing revolving credit facility	(50,000)
Cash paid for the Acquisition Properties	(1,342,879)
Payment of deferred financing costs	(11,501)
Pay down of new revolving credit facility	(20,000)
Net increase in cash and cash equivalents	$ 97,700

(D)   Represents deferred financing costs of $11.5 million incurred in connection with the issuance of $1.022 billion in mortgage financing, our $450.0 million term loan and our new $100.0 million revolving credit facility, and $132.2 million of in-place lease value intangible assets recorded in the purchase accounting of the Acquisition Properties.

(E)   Reflects the write-off of $1.1 million in unamortized deferred financing costs upon the refinancing of our existing $100.0 million revolving credit facility.

(F)   Represents above-market lease intangible assets recorded in the purchase accounting of the Acquisition Properties.

(G)   Represents prepaid interest expense funded upon the closing of the Acquisition Properties' mortgage financings.

MAGUIRE PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(H)   The change in pro forma loans payable as a result of the purchase of the Acquisition Properties is summarized as follows:

Draw on existing revolving credit facility to fund purchase deposit	$	30,000
Issuance of mortgage financing		1,022,080
Issuance of term loan		450,000
Assumption of 777 Tower mortgage		155,000
Draw on new revolving credit facility		20,000
Repayment of existing revolving credit facility		(50,000)
Pay down of new revolving credit facility		(20,000)
Net increase in loans payable	$	1,607,080

(I)   Represents below-market lease liabilities recorded in the purchase accounting of the Acquisition Properties.

(J)   Represents tenant security deposits, prepaid rental income and accrued expenses related to the Acquisition Properties.

15

MAGUIRE PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

The adjustments to the pro forma condensed consolidated statement of operations for the year ended December 31, 2004 are as follows:

(AA) Reflects the historical results of operations, as well as certain pro forma adjustments, for the 2004 Acquisitions prior to our ownership as follows:

- Park Place I from January 1, 2004 to April 13, 2004 (acquired April 14, 2004);
- Park Place II from January 1, 2004 to July 22, 2004 (acquired July 23, 2004); and
- Lantana Media Campus from January 1, 2004 to December 15, 2004 (acquired December 16, 2004).

Washington Mutual Irvine Campus was an owner occupied property prior to our acquisition on November 22, 2004. As such, there were no historical operating results for the period from January 1, 2004 to November 21, 2004. On closing of this acquisition, Washington Mutual Bank entered into a direct net lease. The pro forma adjustments reflect annualized contractual base rent, tenant reimbursement revenue and operating expenses (mainly property taxes and insurance).

(BB) Rental income was increased to reflect straight-line amounts and amortization of net below-market lease liabilities as of January 1, 2004. There were no amounts included in the historical results for such amounts.

(CC) Represents straight-line depreciation expense and amortization expense for tangible and intangible assets acquired as follows:

Asset	Estimated Useful Life
Building and Improvements	30 to 40 years
Tenant Improvements	Remaining lease term
In-Place Lease Value	Remaining lease term

(DD) Represents interest expense from January 1, 2004 to the date of each acquisition as follows:

	Acquisition Date	Rate	Principal ($000's)	Weighted Average Rate
Park Place I	4/14/2004	LIBOR + 109/415/650	$ 164,000	3.34%
Park Place II	7/23/2004	LIBOR + 175	140,000	2.63%
Washington Mutual Campus	11/22/2004	5.07%	106,000	5.07%
Lantana Media Campus	12/16/2004	4.94%	98,000	4.94%

16

MAGUIRE PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(EE) Reflects the 2004 historical results of operations of the Acquisition Properties.

(FF) The purchase price of the Acquisition Properties has been allocated on a preliminary basis to the assets acquired and the liabilities assumed. We expect to finalize our purchase price allocation no later than 12 months from the date of acquisition.

(GG) Rental income was increased to reflect straight-line amounts and amortization of net below-market lease liabilities as of January 1, 2004 ($3.2 million) and the historic straight-line amount ($1.4 million) was deducted.

(HH) Represents interest expense on $1.177 billion in mortgage financing at a weighted average interest rate of 5.02%, our $450.0 million Term Loan at one-month LIBOR + 175 basis points (3.2% weighted average interest rate during 2004) and the amortization of deferred financing costs.

(II) To reflect the minority shareholder interest of 19.57% in the operating partnership.

17

MAGUIRE PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)   Exhibits.

Exhibit No.	Description
99.1	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the 700 N. Central property.
99.2	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the 801 N. Brand property.
99.3	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the Denver Center property.
99.4	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Austin Research Park property.
99.5	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Wateridge Plaza property.
99.6	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Austin Mezzanine property.
99.7	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Wateridge Plaza Mezzanine property.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Dallas E. Lucas
_____

Dallas E. Lucas
Executive Vice President and
Chief Financial Officer

Dated: May 31, 2005

19

Table of Contents

EXHIBIT INDEX

Exhibit No.	Description
99.1	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the 700 N. Central property.
99.2	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the 801 N. Brand property.
99.3	Non-Recourse Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Greenwich Capital Financial Products, Inc. relating to the Denver Center property.
99.4	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Austin Research Park property.
99.5	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Wateridge Plaza property.
99.6	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Austin Mezzanine property.
99.7	Guaranty agreement dated March 15, 2005 between Maguire Properties, L.P. and Nomura Credit and Capital, Inc. relating to the Wateridge Plaza Mezzanine property.